June 22, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Milacron Holdings Corp. (the “Company”)

Registration Statement on Form S-1 (File No. 333-203231)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 16,428,571 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (EDT) on June 24, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 15, 2015, through the date hereof:

Preliminary Prospectus dated June 15, 2015:

3,559 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
BARCLAYS CAPITAL INC.
J.P. MORGAN SECURITIES LLC
As Representatives of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Vice-President

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Eugene Sohn
Name:	Eugene Sohn
Title:	Executive Director

[Signature Page to Acceleration Request]